Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
November 7, 2023
VIA EDGAR

Re:	Hamilton Insurance Group, Ltd. Acceleration Request for Registration Statement on Form S-1 Registration File No. 333-275000

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Sarmad Makhdoom
Michael Henderson
Tonya K. Aldave
Chris Windsor
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Hamilton Insurance Group, Ltd. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on November 9, 2023, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Willkie Farr & Gallagher LLP, may request by telephone to the staff of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Warren Fixmer
	Name:	Warren Fixmer
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jyri Wilska
	Name:	Jyri Wilska
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]